SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                    FORM 11-K

                                 ANNUAL REPORT
                           PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2001

                                       OR

[   ]             TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934


           For the transition period from ____________ to ____________


                        Commission File Number 000-14879


            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                         CYTOGEN RETIREMENT SAVINGS PLAN


            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               CYTOGEN CORPORATION
                          600 COLLEGE ROAD EAST CN-5308
                            PRINCETON, NJ 08540-5308
                                  (609)750-8200

                         CYTOGEN RETIREMENT SAVINGS PLAN
                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                                DECEMBER 31, 2001




                                                                        Page No.
                                                                        --------
       Required Information....................................................2

       Independent Auditors' Report - KPMG.....................................3

       Report of Independent Public Accountants - Arthur Andersen LLP..........4

       Financial Statements:
          Statements of Net Assets Available for Plan Benefits
             As of December 31, 2001 and 2000..................................5
          Statement of Changes in Net Assets Available for Plan Benefits
             For the Year Ended December 31, 2001..............................6

       Notes to Financial Statements...........................................7

       Supplemental Schedule:
          Schedule H, Part IV, Item i - Schedule of Assets
            Held for Investment Purposes
             As of December 31, 2001..........................................11

       Signature..............................................................12

       Exhibit 23 - Independent Auditors' Consent.............................13

                              REQUIRED INFORMATION




1. Financial Statements and Schedule of the Cytogen Retirement Savings Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.


Exhibit 23.  Consent of KPMG LLP.

  Independent Auditors' Report



To the Plan Administrator
Cytogen Retirement Savings Plan:


We have audited the accompanying statement of net assets available for plan benefits of Cytogen Retirement Savings Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemntary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                             /s/ KPMG LLP
                                             --------------------------

Princeton, New Jersey
June 20, 2002

THE FOLLOWING AUDIT REPORT IS A COPY OF THE REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP ON JULY 23, 2001. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.



Report of Independent Public Accountants



To the Plan Administrator of
Cytogen Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Cytogen Retirement Savings Plan ("the Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits, and supplemental schedules, for the year ended December 31, 2000. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits, and supplemental schedules, for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.





                                                        /s/ Arthur Andersen LLP
                                                       -------------------------


Philadelphia, Pennsylvania
     July 23, 2001

                        CYTOGEN RETIREMENT SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2001 and 2000


                                                  2001              2000
                                              -----------       -----------
Assets:
  Investments                                 $ 5,266,813       $ 7,486,678
  Participant's contribution receivable            16,990            14,553
  Employer contribution receivable                 47,510            55,909
                                              -----------       -----------
Net assets available for plan benefits        $ 5,331,313       $ 7,557,140
                                              ===========       ===========




See accompanying notes to financial statements.

                       CYTOGEN RETIREMENT SAVINGS PLAN

        Statement of Changes in Net Assets Available for Plan Benefits

                          Year Ended December 31, 2001




Net assets available for plan benefits, beginning of year         $   7,557,140
Additions:
  Investment income:
    Interest and dividends                                              107,263
    Interest income from loans                                            1,891
                                                                  --------------
                                                                        109,154
                                                                  --------------
  Contributions:
    Participant                                                         373,167
    Employer                                                            139,946
    Rollovers                                                           176,470
                                                                  --------------
                                                                        689,583
                                                                  --------------

             Total additions                                            798,737
                                                                  --------------

Deductions:
  Net depreciation in fair value of investments                      (1,250,678)
  Benefits paid to participants                                      (1,773,886)
                                                                  --------------
             Total deductions                                        (3,024,564)
                                                                  --------------
             Net decrease                                            (2,225,827)
                                                                  --------------
Net assets available for plan benefits, end of year               $   5,331,313
                                                                  ==============




See accompanying notes to financial statements.

                         CYTOGEN RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                                December 31, 2001



(1)    Description of the Plan

       (a)    Organization

               The Cytogen Retirement Savings Plan (the Plan) is a defined contribution plan for the employees of Cytogen Corporation (the Employer or the Company) that was established on December 15, 1986. The Plan is governed by the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is intended to comply with Sections 401(a) and 401(k) of the Internal Revenue Code (IRC).

               The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (b)    Eligibility

               Each employee shall become eligible to participate within the Plan as of the date when the employee attains the age of 21 years and has completed one month of service.

       (c)    Administration

               The Employer designates a person or persons to serve as administrator under the Plan, who shall perform all such duties as are necessary to operate, administer, and manage the Plan. The expenses necessary to administer the Plan shall be borne by the Employer, including necessary professional assistance.

       (d)    Contributions

               Each active participant may enter into a written salary deferral agreement with the Employer in which the employee may elect to defer an amount from 1% to 15% of his or her compensation. Beginning January 1, 2002, the employee limitation was increased. The Employer, at its discretion, may make a matching contribution in an amount up to 50% of the employee contribution, not to exceed limitations set forth by the Plan. The Employer may also make an annual Employer discretionary contribution under the Plan in an amount that the Employer's Board of Directors shall determine by resolution. The allocation of this discretionary contribution shall be made in the proportion that the compensation paid to each participant during the Plan year bears to the compensation paid to all such participants, subject to limitation set forth by the Plan. The Employer has the ability to make discretionary matching contributions in cash or Cytogen Common Stock.

               The Plan also permits the rollover of cash transferred from other employee benefit plans which are qualified under the IRC. Rollovers of cash are included as part of asset additions in the statement of changes in net assets available for benefits. For the year ended December 31, 2001, rollovers of cash amounted to $176,470.

       (e)    Vesting and Forfeitures

               A participant's interest in the Employer matching contribution is 100% vested upon the contribution for employees hired prior to January 1, 2000. Employees hired after that date are subject to four year vesting of any Employer contribution. Vesting credit shall be given for each year of service, except plan years during which a participant did not complete at least 1,000 hours of service. If a participant terminates employment and is not 100% vested, the nonvested portion of the participant's account shall be placed in a separate account and will become a forfeiture upon the date such terminated participant incurs a one-year break in service. These forfeitures shall be used by the Employer to reduce the Employer's contribution.

                         CYTOGEN RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                                December 31, 2001



       (f)    Distributions/Benefits

               A participant who attains the normal retirement age shall have a vesting percentage of 100%. If a participant retires from the active service of the Employer on the normal retirement date, then he or she shall receive a distribution of the entire value of their vested participant account or may elect an annuity distribution as permitted under the Plan. A participant who retires from the service of the Employer on account of disability shall have a vesting percentage of 100% and shall receive a distribution of the entire value of their participant account.

       (g)    Participant Loans

               All participants in the Plan may obtain, under certain conditions, a loan secured by the participant's account balance. The amount of all outstanding loans to a participant may not exceed 50% of the participant's vested account balance. The loans are made at a rate equivalent to rates charged by a professional lender in a similar circumstance. Loans are repaid in no more than five years, except if the loan is for the purchase of the participant's primary residence, in which case the repayment period may exceed five years.

       (h)    Investment Options

                          Fund                                           Objective
           -----------------------------------    -----------------------------------------------------
           MFS Emerging Growth Fund               Invests in emerging growth companies, foreign and
                                                  emerging market securities, and derivative securities.

           MFS Money Market Fund                  Invests in a broad range of money market instruments.

           Massachusetts Investor Trust           Invests in stock, foreign and emerging market

           Massachusetts Investor Growth Stock    Invests in long-term growth companies, foreign and
           Fund                                   emerging market securities, and derivative securities.

           MFS Research Fund                      Invests in a broad range of stocks.

           MFS Total Return Fund                  Invests in fixed-income securities, stocks, and derivative securities.

           MFS High Income Fund                   Invests in high yield corporate bonds, high yield
                                                  securities, and foreign and emerging market
                                                  securities.

           MFS Capital Opportunities Fund         Invests in moderate growth companies, foreign and
                                                  emerging market securities, and derivative securities.

           MFS Government Securities Fund         Invests in fixed-income government securities and
                                                  derivative securities.

                         CYTOGEN RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                                December 31, 2001



                          Fund                                           Objective
           -----------------------------------    -----------------------------------------------------
           MFS Global Equity Fund                 Invests in common stocks and equivalents, foreign
                                                  and emerging market securities, and derivative
                                                  securities.

           MFS Fixed Fund                         Invests in stable-value investment contracts.

           MFS Mid Cap Growth Fund                Invests in growth stocks of mid-capitalization
                                                  companies.

           MFS Value Fund                         Invests in undervalued, income-producing stocks with
                                                  capital appreciation potential.

           MFS Technology Fund                    Invests in equity securities of companies of any size
                                                  that have above-average growth potential and will
                                                  benefit from technological advances and
                                                  improvements.

       (i)    Termination

               As of a participant's termination of employment, they shall be entitled to receive a distribution of their entire vested interest. Such distribution shall be further subject to terms and conditions set forth by the Plan.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Accounting

               The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The accompanying financial statements have been prepared on the accrual basis of accounting, except for distributions that are accounted for on a cash basis in accordance with the AICPA Audit and Accounting Guide entitled Audits of Employee Benefit Plans. Investments are stated at market value.

       (b)    Use of Estimates

               The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the financial statements and the related disclosures during the reporting period. Actual results could differ from those estimates.

                         CYTOGEN RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                                December 31, 2001



       (c)    Valuation of Investments

               Investments represent units in a series of funds managed by the investment manager. The Plan's investment funds are stated at market value, as determined based on market quotes of the underlying assets.

       (d)    Plan Expenses

               All administrative costs associated with the operation of the Plan are paid by the Employer in accordance with the terms of the Plan.

       (e)    Purchases and Sales of Securities

               Purchases and sales of securities are recorded on a trade date basis.

(3)    Investments

          The following table presents the current values of individual assets that represent 5% or more of the Plan's net assets available for plan benefits as of December 31, 2001 and 2000 as follows:

          Description/Issuer of Investment                2001           2000
          ----------------------------------------    -----------     ----------
          MFS Emerging Growth Fund                    $  433,869      $  808,246
          Massachusetts Investor Trust                   324,116         620,564
          Massachusetts Investor Growth Stock Fund     1,096,579       2,260,178
          MFS Research Fund                              384,914         689,687
          MFS Capital Opportunities Fund                 577,702         897,482
          MFS Government Securities Fund                 667,617         965,414
          MFS Global Equity Fund                         349,929         398,032
          MFS Fixed Fund                                 877,372         604,113


(4)    Tax Status

          The trust established under the Plan is qualified under the IRC as exempt from federal income taxes. The Plan has received a favorable determination letter from the IRS but has not been updated for the most recent plan amendment. However, the plan administrator and the Plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(5)    Plan Termination

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at anytime and to terminate the Plan, subject to the provisions of ERISA. In the event of termination, distributions shall be subject to the terms and conditions set forth by the Plan.

(6)    Distributions/Benefits Paid to Participants

          Distributions/benefits paid to participants are generally made on a monthly basis for those requests processed in the previous month. There were no distributions/benefits payable to the participants as of December 31, 2001.

                        CYTOGEN RETIREMENT SAVINGS PLAN

   Schedule H, Part IV, Item i Schedule of Assets Held for Investment Purposes

                                December 31, 2001



                                                              Market
           Description of investment                           value
--------------------------------------------------        --------------
MFS Emerging Growth Fund                                   $   433,869
MFS Money Market Fund                                           35,695
Massachusetts Investor Trust                                   324,116
Massachusetts Investor Growth Stock Fund                     1,096,579
MFS Research Fund                                              384,914
MFS Total Return Fund                                          216,357
MFS High Income Fund                                            40,388
MFS Capital Opportunities Fund                                 577,702
MFS Government Securities Fund                                 667,617
MFS Global Equity Fund                                         349,929
MFS Mid-Cap Growth Fund                                         38,352
MFS Fixed Fund                                                 877,372
MFS Value Fund                                                 124,218
MFS Technology Fund                                             28,251
CYTOGEN Corporation Stock Fund*                                 71,454
                                                           -----------
Total investments held at end of year                      $ 5,266,813
                                                           ===========

* Party-in-interest investment

     After reasonable efforts, we have not been able to obtain the written consent of Arthur Andersen LLP ("Arthur Andersen") to our incorporation by reference into the Cytogen Retirement Savings Plan (the "Plan") Registration Statement on Form S-8 (File No. 333-59718) of Arthur Andersen's report dated July 23, 2001 relating to the Plan's financial statements and supplemental schedules included in this Annual Report on Form 11-K for the year ended December 31, 2000. Therefore, we have dispensed with the requirement to file their consent in reliance on Rule 437a promulgated under the Securities Act. Because Arthur Andersen has not consented to the inclusion of its report in the Registration Statement on Form S-8 (File No. 333-59718), your ability to assert claims against Arthur Andersen may be limited. In particular, because of this lack of consent, you will not be able to sue Arthur Andersen under Section 11(a)(4) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those financial statements and therefore your right of recovery under that section may be limited.



                                    SIGNATURE



THE PLAN

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       CYTOGEN RETIREMENT SAVINGS PLAN


                                     By: Cytogen Corporation, Plan Trustee


Date:     June 27, 2002              By:    /s/ H. Joseph Reiser
       ------------------------          ---------------------------------------
                                         H. Joseph Reiser
                                         President and Chief Executive Officer